Mail Stop 4561

October 18, 2007

Michael G. Shook
Chief Executive Officer
Consonus Technologies, Inc.
301 Gregson Drive
Cary, North Carolina 27511

> **Re:** **Consonus Technologies, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed on September 27, 2007**
> **File No. 333-142635**

Dear Mr. Shook:

We have reviewed your amended Form S-1 and responses and have the following comments.

General

1. Please refer to prior comment 2 of our letter dated September 7, 2007. Comments on your confidential treatment application will be forthcoming shortly. Please revise your exhibit index to note that you have requested confidential treatment of portions of three exhibits. See Section II. C.5 of Staff Legal Bulletin 1, as amended.

2. Please refer to prior comment 3 of our letter dated September 7, 2007. Please ensure that all material financial covenants that CAC and STI are subject to are disclosed.

3. Your underwriting and listing plans have significantly changed from the prior amendment. Please advise. Please confirm that Knox Lawrence International LLC, a selling security holder, is not a broker-dealer affiliate.

Compensation Discussion and Analysis, page 92

4. Please refer to prior comments 19 of our letter dated September 7, 2007. We are unable to locate disclosure responsive to that part of the comment relating to performance targets associated with your incentive bonus, subject to Instruction 4 of Item 402(b) of Regulation S-K. Please advise.

Note 9 – Stock-Based Compensation, page F-18

5. Explain why you have not provided the disclosures outlined in paragraph A240 of SFAS 123(R). The stock option issued in the acquisition of STI should be displayed in a table as outlined in this paragraph. If you believe disclosures are not required, please explain why the disclosures are not necessary when these options have not yet been disclosed in CTI's financial statements.

Strategic Technologies Inc.

Notes to Financial Statements

Note 2 – Significant Accounting Policies

Revenue Recognition, pages F-52 and F-53

6. We note your response to comment 19 of our September 7, 2007 letter that you believe that the software is an incidental consequence to the provision of services. Notwithstanding the fact that you are primarily providing IT services, the customer is purchasing software from your company. The evaluation of whether an arrangement includes software should be evaluated based on the elements included in an arrangement. The fact that the company is primarily a service company would not change this evaluation. Further, since the software vendor would conclude that the software would be within the scope of SOP 97-2, it appears that you would also reach the same conclusion due to the existence of a software element included in your arrangements.

7. We note your response to comment 21 of our September 7, 2007 letter and have the following comment. Please explain whether the IT infrastructure services would represent significant customization or modification of the software being sold to the customers. See paragraphs 68 to 71 of SOP 97-2. We may have further comments.

8. We note your response to comment 23 of our September 7, 2007 letter and have the following comments. Your response states that the "vendor is contractually required to perform all of the maintenance", "the vendor assumes the risk and responsibility", "the vendor fulfills the service agreement", and "the primary obligor is the vendor" for agent maintenance. These statements identify the vendor as the primary obligor for the agent maintenance. Your analysis should clearly address in greater detail why the other indicators would outweigh this key indicator. For example, explain why your discretion in selecting a supplier or your determination of service specifications is significant indicators when the software product has already been purchased by the customer. How much of a

choice does the customer have after purchasing software in selecting a maintenance provider? Is the vendor automatically the maintenance provider? Does the maintenance provider give you price range to charge to customers? Describe your billing practices for maintenance and indicate whether your customers typically pay upfront for maintenance. We may have further comments.

9. Tell us how you intend to comply with Rule 5-03 of Regulation S-X when you begin to report annual results in your next Form 10-K. See paragraph 19 of EITF 99-19. In this regard, the statement of operations should separately present product and service sales. Confirm that the amounts presented in Infrastructure Solutions include only hardware and software (i.e., product revenue).

You may contact Tammy Tangen at 202-551-3443 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to me at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 416-947-0866
Brian Pukier, Esq.
Ian Putnam, Esq.
Stikeman Elliott LLP